

August 16, 2016

<u>Via E-mail</u>
Ms. Laurie Brlas
Chief Financial Officer
Newmont Mining Corporation
6363 South Fiddler's Green Circle
Greenwood Village, Colorado 80111

> **Re:** **Newmont Mining Corporation**
> **Form 10-K for the Year Ended December 31, 2015**
> **Filed February 17, 2016**
> **Form 10-Q for the Quarter Ended June 30, 2016**
> **Filed July 20, 2016**
> **File No. 001-31240**

Dear Ms. Brlas:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended December 31, 2015</u>

<u>Risks and Uncertainties, page 100</u>

1.   Your disclosures state that you do not anticipate developing the Conga Mine for the foreseeable future due to the current social and political environment surrounding the project. We also understand that you removed Conga from your reserve estimates and reclassified them as Mineralized Material based on your risk factor disclosure at page 22. Please tell us how you considered the negative developments experienced at the Conga Project and the reclassification from reserves to mineralized material in determining potential impairment of the assets associated with this project for the year ended December 31, 2015. Please describe and quantify the types of assets included in the $1.678 billion balance as of December 31, 2015 and tell us whether you have capitalized any costs associated with the Conga project during 2015 and 2016.

Form 10-Q for the Quarter Ended June 30, 2016

Note 1 – Basis of Presentation, page 5

2.   We note you entered into binding agreements on June 30, 2016 to sell your 48.5% interest in PT Newmont Nusa Tenggara, the operator of the Batu Hijau mine and that you expect the transaction to close in the third quarter of 2016. You also disclose that the sale does not meet the held for sale criteria under ASC 360 and that you will not present PT Newmont Nusa Tengarra as a discontinued operation. Please address the following points:

   • Provide the analysis you performed under ASC 360-10-45-9 in determining that the held for sale criteria was not met at June 30, 2016.

   • Explain to us the factors you considered in determining the sale did not qualify as discontinued operations under ASC 205-20-45. In this regard, we note that in all periods presented Batu Hijau has been responsible for the majority of your copper sales and has been a significant contributor to your income before taxes and other items as disclosed in your tables at note 4.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   • the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   • staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   • the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Brian McAllister at (202) 551-3341 if you have any questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3650 with any questions.

Sincerely,

/s/Craig Arakawa

Craig Arakawa
Accounting Branch Chief
Office of Beverages, Apparel and Mining